

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2017

<u>Via E-mail</u>
Denis M. Holler
Chief Financial Officer
Civitas Solutions, Inc.
313 Congress Street, 6th Floor
Boston, Massachusetts 02210

      Re: Civitas Solutions, Inc.
             Form 10-K for Fiscal Year Ended September 30, 2016
             Filed December 14, 2016
             File No. 001-36623

Dear Mr. Holler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel and Mining